UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

INTERWOVEN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46114T 10 2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13G

CUSIP No. 46114T 10 2		Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON: Peng T. Ong S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,685,056* 6. SHARED VOTING POWER -0- 7. SOLE DISPOSITIVE POWER 2,685,056* 8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,685,056*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 2.5%

12.	TYPE OF REPORTING PERSON: IN

*	Does not include 1,295,625 shares held of record by Mr. Ong’s spouse, Wai Ping Leong.

SCHEDULE 13G

CUSIP No. 46114T 10 2		Page 3 of 8 Pages

Item 1(a).	Name of Issuer:

Interwoven, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

803 11th Avenue, Sunnyvale CA 94089

Item 2(a).	Name of Person Filing:

Peng T. Ong

Item 2(b).	Address of Principal Business Office:

803 11th Avenue, Sunnyvale CA 94089

Item 2(c).	Citizenship:

Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

46114T 10 2

Item 3.	Information if Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership:

(a) 2,685,056 shares are held of record by Peng T. Ong directly (excludes 1,295,625 shares held of record by his spouse, Wai Ping Leong).

(b) Percent of class: 2.5%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct vote: 2,685,056

(ii) Shared power to vote or to direct vote: -0-

(iii) Sole power to dispose or to direct the disposition: 2,685,056

(iv) Shared power to dispose or to direct the disposition: -0-

SCHEDULE 13G

CUSIP No. 46114T 10 2		Page 4 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiary:

Not applicable.

Item 8.	Identification and Classification of Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SCHEDULE 13G

CUSIP No. 46114T 10 2		Page 5 of 8 Pages

1.	NAME OF REPORTING PERSON: Wai Ping Leong S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,295,625* 6. SHARED VOTING POWER -0- 7. SOLE DISPOSITIVE POWER 1,295,625* 8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,295,625*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 1.2%

12.	TYPE OF REPORTING PERSON: IN

*	Does not include 2,685,056 shares held of record by Ms. Leong’s spouse, Peng T. Ong.

SCHEDULE 13G

CUSIP No. 46114T 10 2		Page 6 of 8 Pages

Item 1(a).	Name of Issuer:

Interwoven, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

803 11th Avenue, Sunnyvale CA 94089

Item 2(a).	Name of Person Filing:

Wai Ping Leong

Item 2(b).	Address of Principal Business Office:

803 11th Avenue, Sunnyvale CA 94089

Item 2(c).	Citizenship:

Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

46114T 10 2

Item 3.	Information if Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership:

(a) 1,295,625 shares are held of record by Wai Ping Leong directly (excludes 2,685,056 shares held of record by her spouse, Peng T. Ong).

(b) Percent of class: 1.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct vote: 1,295,625

(ii) Shared power to vote or to direct vote: -0-

(iii) Sole power to dispose or to direct the disposition: 1,295,625

(iv) Shared power to dispose or to direct the disposition: -0-

SCHEDULE 13G

CUSIP No. 46114T 10 2		Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiary:

Not applicable.

Item 8.	Identification and Classification of Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14 , 2003
Date

/s/ PENG T. ONG
Peng T. Ong

February 14 , 2003
Date

/s/ WAI PING LEONG
Wai Ping Leong

EXHIBIT A

Joint Filing Agreement

Each of the undersigned hereby agrees that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the Statement dated February 14, 2003, and all amendments thereto, containing the information required by Schedule 13G, for the shares of Common Stock of Interwoven, Inc. which they each beneficially hold, and that such Statement and all amendments thereto are made on behalf of each of them.

Dated: February 14, 2003

/s/ PENG T. ONG
Peng T.Ong

/s/ WAI PING LEONG
Wai Ping Leong